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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                          COMMISSION FILE NUMBER 1-8606

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001



                             GTE HOURLY SAVINGS PLAN

                           VERIZON COMMUNICATIONS INC.

                           1095 AVENUE OF THE AMERICAS

                            NEW YORK, NEW YORK 10036

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                         REPORT OF INDEPENDENT AUDITORS

To the Verizon Employee Benefits Committee:


     We have audited the accompanying statements of net assets available for benefits of the GTE Hourly Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ ERNST & YOUNG LLP
Philadelphia, PA
June 7, 2002

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                             GTE HOURLY SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000
                             (thousands of dollars)



                                                          2001         2000
                                                          ----         ----
ASSETS:

Investments in master trusts                           $1,789,536   $1,878,637

RECEIVABLES:

Employer contributions receivable                           2,809        2,594
                                                       ----------   ----------

     Net assets available for benefits                 $1,792,345   $1,881,231
                                                       ==========   ==========

    The accompanying notes are an integral part of the financial statements.

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                             GTE HOURLY SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                             (thousands of dollars)







Additions:

   Contributions:
   Participants                                        $    88,015
   Employer                                                 36,990
                                                       -----------
        Total additions                                    125,005
                                                       -----------


Deductions:

   Transfers to other plans, net                             5,185
   Benefits paid to participants                           146,064
   Net investment loss from masters trusts                  62,162
   Administrative expenses                                     480
                                                       -----------
        Total deductions                                   213,891
                                                       -----------

          Net decrease                                     (88,886)

Net assets available for benefits:
   Beginning of year                                     1,881,231
                                                       -----------
   End of year                                         $ 1,792,345
                                                       ===========

The accompanying notes are an integral part of the financial statements.

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                            GTE HOURLY SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 2001

(1)  Description of the Plan:

     The following description of the GTE Hourly Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GTE Corporation Merger With Bell Atlantic Corporation

     On June 30, 2000, Bell Atlantic Corporation ("Bell Atlantic") and GTE Corporation ("GTE") completed a merger under a definitive merger agreement dated as of July 27, 1998, and began doing business as Verizon Communications.

     Under the terms of the agreement, GTE became a wholly owned subsidiary of Bell Atlantic and GTE shareholders received 1.22 shares of Bell Atlantic common stock for each share of GTE common stock they owned.

     On September 22, 2000, Bell Atlantic changed its name to Verizon Communications Inc.("Verizon").

     As a result of GTE shareholder approval of the merger, certain protective change in control provisions were triggered which remained in effect until July 1, 2000. These provisions included: (1) past and future matching contributions were immediately vested as soon as they were posted to participants' accounts,
(2) participants did not have to be employed on the last day of the Plan year to be eligible for the match, and (3) matching contributions were posted to participants' accounts on a monthly basis. Matching contributions are immediately available for withdrawals, loans, etc. in accordance with the Plan's provisions. Matching contributions after the merger was completed were, and are to be made in Verizon common stock.

     On or after July 1, 2000, Verizon may amend the Plan without regard to the change in control provisions, subject to applicable law and the Plan terms. However, as of December 31, 2001, there have not been any amendments relative to any of the change in control provisions.

Eligibility

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan provides eligible employees of Verizon and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

     The Plan is generally available to any eligible employee, as defined by the Plan document, of Verizon or a Participating Affiliate, who either is in a unit covered by a collective bargaining agreement that provides for participation in the Plan, or is a nonunion hourly-paid employee that Verizon or a Participating Affiliate has agreed, by resolution of its board of directors, to co-sponsor under the Plan.

     An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

     Participants direct their contributions to be invested in any of the current investment options. The Employee Benefits Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

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                            GTE HOURLY SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


Participant Accounts

     Each participant's account is credited with the participant's contribution/ rollovers, matching contributions and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Payment of Benefits

     Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund (the "Stock Fund"), with the balance in cash, (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Stock Fund, with the balance of each installment in cash.

Participant Loans

     A loan feature is available to participants, which permits borrowing up to 50% of a participant's vested account balance, subject to certain limitations.

     Interest rates on loans are set based on the prime rate in effect on the first business day of the calendar quarter the loan becomes effective. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence may exceed five years.

Master Trust

     On December 21, 2001, an amended and restated Master Trust Agreement was signed and the GTE Master Savings Trust (the "Former Master Trust") was renamed the Verizon Master Savings Trust (the "Master Trust").

     Also, on December 21, 2001, most of the assets of the Verizon's Bell Atlantic Savings Plan for Salaried Employees (the "VBASP Plan"), and the Verizon Savings and Security Plan for Mid-Atlantic Associates (the "VSPMA Plan"), were transferred into the Master Trust from the Bell Atlantic Master Trust (the "Mellon Master Trust") at Mellon Bank ("Mellon"). Certain funds in the Master Trust were liquidated and transferred to funds held within the Mellon Master Trust. Only Verizon's four savings plans participate in these funds. Mellon is both trustee and custodian of these funds.

     At December 31, 2001, the Plan participated in the Master Trust, and, along with the Verizon GTE Savings Plan (the "Savings Plan") and the VSPMA Plan, owned a percentage of the assets in the Master Trust. This percentage was based on a pro rata share of the Master Trust assets. At December 31, 2001, the Plan owned approximately 12% of the assets in the Master Trust.

     At December 31, 2001, the Plan, along with the VSPMA Plan, the Savings Plan and the Verizon Savings and Security Plan for New York and New England Associates, owned a percentage of the funds at Mellon. This percentage was based on a pro rata share of the funds. At December 31, 2001 the Plan owned approximately 4% of the funds.

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                            GTE HOURLY SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


     At December 31, 2000, the Plan participated in the Former Master Trust and, along with the Savings Plan, owned a percentage of the assets in the Former Master Trust. This percentage was based on a pro rata share of the Former Master Trust assets. At December 31, 2000, the Plan owned approximately 25% of the assets in the Former Master Trust.

     Interest and dividends along with net appreciation/depreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios. Investments are recorded on a trade-date basis.

Trustee

     Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan, including fees and expenses of the Trustee, may be charged to the participants' accounts pursuant to an account maintenance fee. Loan fees are charged directly to the accounts of participants who take loans. Certain investment fees are charged against the earnings of the funds and portfolios; however, Verizon pays investment fees relating to the Stock Fund. All other Plan administration expenses not paid by Verizon are paid from Plan forfeitures. GTE Service Corporation dba Verizon Services Group, a subsidiary of Verizon, is the plan administrator.

Plan Modification

     GTE, Verizon and the most senior Human Resources officer of Verizon reserve the right to modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. GTE reserves the right to terminate the Plan at any time.

(2)  Accounting Policies:

     The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Benefits are recorded when paid.

(3)  Non Participant-Directed Investments:

     Information about the net assets and the significant components of the changes in net assets relating to the Plan's non participant-directed investments is as follows (in thousands):

                                                  As of December 31,
                                                   2001        2000
                                                   ----        ----
     Net assets:
     ----------

     Verizon common stock                       $577,219     $611,836




     Changes in net assets:                 Year ended December 31, 2001
     ----------------------                 ----------------------------

     Employer contributions                           $ 36,990
     Net investment loss                               (12,049)
     Benefits paid to participants                     (53,872)
     Other                                              (5,686)
                                                       -------

          Net decrease                                $(34,617)
                                                       =======



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                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(4)  Contributions:

     The Plan is funded by employee contributions up to a maximum of 16% of compensation and by matching contributions in shares of Verizon common stock ranging from 50% to 75%, depending on the collective bargaining agreement, of the initial 6% of the participants' contributions of eligible compensation each payroll period not withdrawn or distributed during the Plan year.

     Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions"). Each participant's Elective Contributions for the 2001 Plan year was limited to $10,500. The total amount of Elective Contributions, After-Tax Contributions and matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $35,000 or (2) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $170,000.

     Matching contributions are made in Verizon common stock and in general, participants cannot redirect these shares into other investment choices. For the 2001 Plan year, total company matching contributions of 724,528 shares of Verizon common stock were made with a market value at date of contribution of approximately $37 million.

(5)  Related Party Transactions:

     Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, those transactions qualify as party-in-interest, but they are subject to an exemption to the party-in-interest rules. Fees paid by the Plan for investment management services amounted to $480,000 for the 2001 Plan year.

(6)  Income Tax Status:

     The Plan has received a determination letter from the Internal Revenue Service dated January 12, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("the Code") and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

(7)  Transfers To Other Plans, Net:

     In 2001, transfers to other plans, net, consisted of approximately $5 million of transfers to other qualified plans.

(8)  Investments in Master Trusts:

     In the Master Trust, investments in common stock and mutual funds are valued at fair value on the last business day of the year. Shares of mutual funds are valued at published market prices that represent the net asset value of shares held by the Master Trust at year-end. Shares of common stock are valued at the quoted market price. Money market funds are stated at cost, which approximates fair value.

     A portion of certain funds is invested in 62 contracts held with 23 insurance companies and banks. Standard & Poor's, as of December 31, 2001 and 2000, rated the issuers of these contracts and the contracts' underlying securities A or better. The contracts are included in the financial statements at contract value, approximately $2.0 billion and $694 million, which approximates fair value, as reported by the insurance companies and banks at December 31, 2001 and 2000, respectively.

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                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


     Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting rate. The repayment of principal when the contract matures is solely the general debt obligation of the contract issuer. Synthetic contracts combine investments in fixed income securities with wrap contracts to provide a crediting rate. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited under the wrap contract. The crediting rate is typically reset quarterly and has a floor rate of zero. The repayment of principal depends on the creditworthiness of the underlying fixed income securities. The fair value of the synthetic investment contracts was approximately $1.3 billion and $560 million at December 31, 2001 and 2000, respectively. The contract value of the synthetic investment contracts was approximately $1.2 billion and $549 million at December 31, 2001 and 2000, respectively.

     The contracts had average yields of 6.62% and 6.66% at December 31, 2001 and 2000, respectively. The crediting interest rate for the contracts had a range from 5.12% to 7.5% and 5.34% to 8.28% at December 31, 2001 and 2000,
respectively. The contracts have scheduled maturities from January 2, 2002 to July 5, 2006, at December 31, 2001. No valuation reserve was recorded at December 31, 2001 and 2000, to adjust contract amounts.

     At December 31, 2001, the Master Trust contained certain investments in futures contracts that are considered derivative investments. However, the total fair value and the net investment gain or loss is not material to the Plan.

     The following schedules reflect the Master Trust net investments by investment type as of December 31, 2001 and 2000, and investment income (loss) for the year ended December 31, 2001 (in thousands):


                                                 Net Investment Income (Loss)
                            Investments in             in Master Trust
                             Master Trust        Year Ended December 31, 2001
                             ------------        ----------------------------


                              December 31,        Interest &  Net Appreciation
                           2001         2000       Dividends   (Depreciation)
                           ----         ----       ---------    -------------

Verizon common stock   $ 8,111,638  $3,345,980     $ 90,123      $ (174,651)
Investment contracts     2,009,622     693,677            -          46,278
Commingled funds         1,241,379     839,505            -         (77,195)
Mutual funds             1,356,184   2,119,320       27,379        (243,063)
Money market fund        1,255,707     274,552       12,211               -
Common stock               141,798           -            -               -
Loans to participants      438,295     195,654       14,423               -
                       -----------  ----------     --------      ----------

Total                  $14,554,623  $7,468,688     $144,136      $ (448,631)
                       ===========  ==========     ========      ==========


     The funds, which are held within the Mellon Master Trust, are primarily comprised of common stock with a fair value at December 31, 2001 of approximately $2.4 billion. The funds had dividend and interest earnings of approximately $5.9 million, and a net investment loss of approximately $55 million for the year. The plan only participated in the funds held within the Mellon Master Trust for the 10-day period December 21, 2001 to December 31, 2001.

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                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

(9)  Subsequent Events:

     Effective January 1, 2002, the Plan was amended and renamed the Verizon Savings and Security Plan for West Region Hourly Employees. Effective with the name change certain Plan provisions were changed as follows: (1) the Company match funding is changed from monthly to bi-weekly, (2) due to change in control protections, company contributions posted to participants' accounts by December 31, 2001 were fully vested. Company contributions after January 1, 2002, vest after three years of service after date of hire, (3) participants age fifty and older are allowed to move company matching contributions into other investment options, (4) loans for the purchase of a primary residence cannot exceed fifteen years. The interest rate for loans is set based on the prime rate in effect on the last business day of the calendar quarter preceding the loans effective date.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              GTE HOURLY SAVINGS PLAN
                              -----------------------
                                   (Name of Plan)



Date   June 25, 2002                        By /s/ Ezra D. Singer
      ----------------                         --------------------------------
                                                   (Ezra D. Singer)
                                  Chairman, Verizon Employee Benefits Committee